JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

February 26, 2024

VIA EDGAR

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

Los Angeles Regional Office

444 South Flower Street, Suite 900

Los Angeles, California 90071

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)
Class R Shares of the Vest US Large Cap 10% Buffer Strategies Fund, Vest US Large Cap 20% Buffer Strategies Fund, Vest S&P 500® Dividend Aristocrats Target Income Fund and Vest Bitcoin Strategy Managed Volatility Fund

Dear Mr. Matthews:

This letter provides the responses of World Funds Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on February 15, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 430 to the registration statement of the Trust, which was filed on December 28, 2023, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares Class R Shares of each of the series of the Trust (as identified above) (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Preliminary or General Comments

•	Please file this comment response letter on EDGAR prior to or concurrent with any registration statement amendment filing relating to the Fund’s Class R Shares.

Response: As requested, the Trust will file this comment response letter as correspondence on EDGAR.

Prospectus – Fund Summary – Fees and Expenses of the Fund – All Funds

1.	Comment: Please confirm supplementally that the Annual Fund Operating Expenses for Class R Shares are based on actual fund expenses or if these expenses are estimated. If these expenses are estimated disclose this in a footnote to the Annual Fund Operating Expenses table, with a description as to how these expenses are estimated. State any expenses that are unique to Class R Shares.

Mr. David Matthews

U.S. Securities and Exchange Commission

February 26, 2024

Response: The Funds’ Class R Share’s Other expenses are estimated for the first year based on the actual expenses for the particular Fund’s existing Class Y Shares. It is anticipated that each Fund’s Class R Shares will experience substantially similar expenses as the Fund’s Class Y Shares, excepting for certain expenses which will be borne by Class R Shares in a different amount from the Fund’s other share classes because of different levels of service. The reduction in the estimated Other expenses for Class R Shares compared to Class Y Shares’ actual expenses is based primarily on estimated lower transfer agent fees to service the Funds’ Class R Shares.

The Funds will disclose in a footnote to the Fees and Expenses table in the Prospectus that the fees for Class R Shares are estimated, and the manner in which such expenses are estimated.

Prospectus – Average Annual Returns Table for The Period Ended December 31 – All Funds

2.	Comment: Remove from the Average Annual Returns table for each Fund the disclosure as concerns Class A Shares Return Before Taxes with Maximum Sales Load of 5.75%. Note the instruction 3(c) to Form N-1A, Item 4(b)(2).

Response: The Registrant has removed from the Average Annual Returns Table for each Fund the disclosure with respect to Class A Shares Return Before Taxes with Maximum Sales Load of 5.75%.

Prospectus- Fees and Expenses of the Fund – Vest Bitcoin Strategy Managed Volatility Fund

3.	Comment: The Fees and Expenses Table shows Total Annual Fund Operating Expenses (After fee waiver and expense reimbursements) of 0.50%; however, the footnote to the table shows an expense limit of 0.49% for the Fund’s Class R Shares. Please explain the difference in the expenses.

Response: The Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements) in both the Fees and Expenses Table and the footnote to the table disclose an expense limit of 0.49% for the Fund’s Class R Shares.

*            *            *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

2